Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.

An annual meeting of shareholders of the ING Infrastructure, Industrials and Materials Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management. Co. LLC with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s  Separation Plan; and 3) elect five nominees to the Board of Trustees of the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	1	9,020,474.157	295,367.870	290,564.866	3,283,755.888	12,890,162.781
	2	9,002,879.283	310,696.482	292,831.128	3,283,755.888	12,890,162.781
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	3	12,422,050.714	468,112.067	0.000	0.000	12,890,162.781
Patricia W. Chadwick	3	12,428,236.281	461,926.500	0.000	0.000	12,890,162.781
Albert E. DePrince, Jr.	3	12,415,067.260	475,095.521	0.000	0.000	12,890,162.781
Martin J. Gavin	3	12,416,864.346	473,298.435	0.000	0.000	12,890,162.781
Sheryl K. Pressler	3	12,412,802.254	477,360.527	0.000	0.000	12,890,162.781

The proposals passed.